         As filed with the Securities and Exchange Commission on October 3, 1997
                                              Registration No.__________________
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                           ------------------------
                                 FORM S-8/S-3
                            REGISTRATION STATEMENT
(INCLUDING REGISTRATION OF SHARES FOR RESALE BY MEANS OF A FORM S-3 PROSPECTUS)
                                     UNDER
                          THE SECURITIES ACT OF 1933
                           ------------------------
                            PEREGRINE SYSTEMS, INC.
              (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)
                           ------------------------

              DELAWARE                             95-3773312
              --------                             ----------
     (STATE OF INCORPORATION)         (I.R.S. EMPLOYER IDENTIFICATION NO.)

                            12670 HIGH BLUFF DRIVE
                              SAN DIEGO, CA 92130
                   (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)
                           ------------------------
                        NONQUALIFIED STOCK OPTION PLAN
                      1991 NONQUALIFIED STOCK OPTION PLAN
                            1994 STOCK OPTION PLAN
                   XVT SOFTWARE INC. STOCK OPTION AGREEMENTS
              UNITED SOFTWARE, INC., 1997 STOCK OPTION AGREEMENTS
                          RESTRICTED STOCK AGREEMENTS
              UNITED SOFTWARE, INC., RESTRICTED STOCK AGREEMENTS
                       1997 EMPLOYEE STOCK PURCHASE PLAN
                           1997 DIRECTOR OPTION PLAN
                           (FULL TITLE OF THE PLAN)
                           ------------------------
                                 ALAN H. HUNT
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            PEREGRINE SYSTEMS, INC.
                            12670 HIGH BLUFF DRIVE
                              SAN DIEGO, CA 92130
                                (619) 481-5000
             (NAME, ADDRESS, AND TELEPHONE NUMBER, INCLUDING AREA
                          CODE, OF AGENT FOR SERVICE)
                           ------------------------
                                   Copy to:
                              MARK BAUDLER, ESQ.
                       WILSON SONSINI GOODRICH & ROSATI
                           PROFESSIONAL CORPORATION
                              650 PAGE MILL ROAD
                           PALO ALTO, CA 94304-1050
                                (415) 493-9300
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------




                                                                                      PROPOSED       PROPOSED
                                TITLE OF                              MAXIMUM          MAXIMUM        MAXIMUM
                               SECURITIES                              AMOUNT         OFFERING       AGGREGATE       AMOUNT OF
                                  TO BE                                TO BE          PRICE PER      OFFERING       REGISTRATION
                               REGISTERED                           REGISTERED(1)       SHARE          PRICE            FEE
--------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.001 par value

 Issued under 1991 Nonqualified Stock Option Plan . . . . . . . .    16,000 shares  $    1.340(2)   $    21,440    $     6.50

 Issued under 1994 Stock Option Plan  . . . . . . . . . . . . . .    90,409 shares  $    2.340(3)   $   211,557    $    64.11

 Issued under United Software 1997 Stock Plan . . . . . . . . . .    74,947 shares  $    0.315(4)   $    23,608    $     7.15

 Issued under 1997 Employee Stock Purchase Plan . . . . . . . . .    14,013 shares  $    7.863(5)   $   110,184    $    33.39

 Issued under Restricted Stock Agreements . . . . . . . . . . . .   571,704 shares  $    2.340(6)   $ 1,337,787    $   405.39

 Issued under Restricted Stock Purchase Agreements of
      United Software, Inc. . . . . . . . . . . . . . . . . . . .   321,918 shares  $    0.315(7)   $   101,404    $    30.73

 To be issued under Nonqualified Stock Option Plan  . . . . . . .   536,250 shares  $    0.510(8)   $   273,487    $    82.88

 To be issued under 1991 Nonqualified Stock
      Option Plan . . . . . . . . . . . . . . . . . . . . . . . .   975,000 shares  $    1.330(9)   $ 1,296,750    $   392.95

 To be issued under XVT Software Inc. Stock
      Option Agreements . . . . . . . . . . . . . . . . . . . . .    15,204 shares  $   4.240(10)   $    64,465    $    19.53

 To be issued under United Software 1997 Stock Plan . . . . . . .    32,021 shares  $   0.315(11)   $    10,087    $     3.06

 To be issued under 1994 Stock Option Plan  . . . . . . . . . . . 3,056,341 shares  $   5.572(12)   $17,028,703    $ 5,160.21

 To be issued under 1997 Employee Stock
      Purchase Plan . . . . . . . . . . . . . . . . . . . . . . .   235,987 shares  $  13.388(13)   $ 3,159,394    $   957.39

 To be issued under 1997 Director Option Plan . . . . . . . . . .   150,000 shares  $  17.688(14)   $ 2,653,125    $   803.98

      TOTAL                                                       6,089,794 shares                  $26,291,993    $ 7,967.27


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

-------------------------------
(1) For the sole purpose of calculating the registration fee, the number of shares to be registered under this Registration Statement has been broken down into nine subtotals.
(2) Computed in accordance with Rule 457(h) under the Securities Act of 1933 (the "Securities Act"). Such computation is based on the exercise price of $1.34 per share covering 16,000 shares issued under Peregrine Systems, Inc.'s (the "Company") 1991 Nonqualified Stock Option Plan.
(3)      Computed in accordance with Rule 457(h) under the Securities Act.
         Such computation is based on the weighted average exercise price of $2.34 per share covering 90,409 shares issued under the Company's 1994 Stock Option Plan.
(4)      Computed in accordance with Rule 457(h) under the Securities Act.
         Such computation is based on the fair value of such shares at the time of issuance covering 74,947 shares issued under the United Software, Inc., 1997 Stock Plan.
(5) The exercise price of $7.863 per share, computed in accordance with Rule 457(h) under the Securities Act, is 85% of the closing price of a share of Common Stock of the Company as reported in the Nasdaq National Market on May 1, 1997, the initial Enrollment Date. Pursuant to Section 2(o) of the 1997 Employee Stock Purchase Plan
         (Exhibit 10.5), shares are sold at 85% of the lesser of the fair market value of such shares on the Enrollment Date or on the Exercise Date.
(6)      Computed in accordance with Rule 457(h) under the Securities Act.
         Such computation is based on the fair value of such shares at the time of issuance of $2.34 per share covering 571,704 restricted shares issued under certain Restricted Stock Agreements entered into by the Company with certain of its executive officers.
(7)      Computed in accordance with Rule 457(h) under the Securities Act.
         Such computation is based on the fair value of such shares at the time of issuance of $0.315 per share covering 321,918 restricted shares under certain Restricted Stock Agreements entered into by United Software, Inc., and certain of its employees.
(8)      Computed in accordance with Rule 457(h) under the Securities Act.
         Such computation is based on the exercise price of $0.51 per share covering 536,250 authorized but unissued shares under the Company's Nonqualified Stock Option Plan.
(9)      Computed in accordance with Rule 457(h) under the Securities Act.
         Such computation is based on the weighted average exercise price of $1.33 per share covering 975,000 authorized but unissued shares under the Company's 1991 Nonqualified Stock Option Plan.
(10)     Computed in accordance with Rule 457(h) under the Securities Act.
         Such computation is based on the exercise price of $4.24 per share covering 15,204 authorized but unissued shares under the XVT Software Inc. ("XVT") Stock Option Agreements. The Company assumed the XVT Stock Option Agreements in connection with its acquisition of XVT in November 1995.
(11) Computed in accordance with Rules 457(h) and 457(i) under the Securities Act. Such computation is based on the weighted average exercise price of $0.315 per share covering authorized but unissued shares under United Software, Inc.'s 1997 Stock Plan.
(12) Computed in accordance with Rule 457(h) and 457(c) under the Securities Act. Such computation is based on the weighted average exercise price of $5.233 per share covering 2,973,226 outstanding options and the estimated exercise price of $17.688 per share covering 83,115 authorized but unissued shares under the Company's 1994 Stock Option Plan. The estimated exercise price of $17.688 per share was computed in accordance with Rule 457 by averaging the high and low prices of shares of Common Stock of the Company as reported in the Nasdaq National Market on September 30, 1997.
(13) The exercise price of $13.388 per share, computed in accordance with Rule 457(h) under the Securities Act, is 85% of the closing price of a share of Common Stock of the Company as reported in the Nasdaq National Market on August 1, 1997, the Current Enrollment Date. Pursuant to Section 2(o) of the 1997 Employee Stock Purchase Plan (Exhibit 10.5), shares are sold at 85% of the lesser of the fair market value of such shares on the Enrollment Date or on the Exercise Date.
(14) Computed in accordance with Rule 457(h) and 457(c) under the Securities Act. Such computation is based on the estimated exercise price of $17.6888 per share covering 150,000 authorized but unissued shares under the Company's 1997 Director Option Plan. The estimated exercise price of $17.6875 per share was computed in accordance with Rule 457 by averaging the high and low prices of a share of the Common Stock of the Company as reported in the Nasdaq National Market on September 30, 1997.

                                             THIS DOCUMENT CONSISTS OF 23 PAGES.
                                          THE INDEX TO EXHIBITS IS ON PAGE II-6.
PROSPECTUS


                            PEREGRINE SYSTEMS, INC.

                               1,088,991 SHARES

                                 COMMON STOCK

                    ______________________________________

    This Prospectus relates to 1,088,991 of the Common Stock (the "Common Stock") of Peregrine Systems, Inc. (the "Registrant" or the "Company"), a Delaware corporation, which may be offered from time to time by Selling Stockholders (the "Selling Stockholders") for their own accounts. It is anticipated that the Selling Stockholders will offer shares for sale at prevailing prices on the Nasdaq National Market on the date of sale. The Company will receive no part of the proceeds from sales made hereunder. The Selling Stockholders will bear all sales commissions and similar expenses. Any other expenses incurred by the Company in connection with the registration and offering and not borne by the Selling Stockholders will be borne by the Company. None of the shares offered pursuant to this Prospectus have been registered prior to the filing of the Registration Statement of which this Prospectus is a part.

                    ______________________________________

    Each Selling Stockholder and any broker executing selling orders on behalf of a Selling Stockholder may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933, in which event commissions received by such broker may be deemed to be underwriting commissions under the Securities Act.

    The Common Stock is traded on the Nasdaq National Market (Nasdaq Symbol:
PRGN). On October 2, 1997, the last reported sale price of the Common Stock was $17.00 per share.

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                   SEE "RISK FACTORS," BEGINNING ON PAGE 5.

                    ______________________________________

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY
                            IS A CRIMINAL OFFENSE.

                    ______________________________________

                The date of this Prospectus is October 3, 1997

    NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY SELLING STOCKHOLDER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THESE SECURITIES BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE SUCH OFFER, SOLICITATION OR SALE. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                    ______________________________________

                               TABLE OF CONTENTS

                                  PROSPECTUS


                                                                            Page
                                                                            ----
Available Information. . . . . . . . . . . . . . . . . . . . . . . . . . .   3
Incorporation of Certain Information by Reference. . . . . . . . . . . . .   3
The Company. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   5
Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   5
Selling Security Holders . . . . . . . . . . . . . . . . . . . . . . . . .  14
Plan of Distribution . . . . . . . . . . . . . . . . . . . . . . . . . . .  16
Indemnification of Directors and Officers. . . . . . . . . . . . . . . . .  17

                    ______________________________________

                             AVAILABLE INFORMATION

    The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Northwestern Atrium Center, 500 Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates, and through the National Association of Securities Dealers, Inc. located at 1735 K Street, N.W., Washington, D.C. 20006. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's Web site is http://www.sec.gov.

    This Prospectus contains information concerning the Company and the sale of its Common Stock by the Selling Stockholders, but does not contain all the information set forth in the Registration Statement on Form S-8/S-3 (the "Registration Statement") which the Company has filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). Statements made in this Prospectus as to the contents of any referenced contract, agreement or other document are not necessarily complete, and such statement shall be deemed qualified in its entirety by reference thereto. The Registration Statement, including various exhibits, may be obtained upon payment of the fee prescribed by the Commission, or may be examined without charge at the Commission's office in Washington, D.C.


               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

    There are hereby incorporated by reference in this Prospectus the following documents and information heretofore filed with the Commission.

    (1) The Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1997, filed pursuant to Section 13 of the Exchange Act.

    (2) The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, filed pursuant to Section 13 of the Exchange Act.

    (3) The Company's Current Report on Form 8-K for its acquisition of United Software, Inc., filed pursuant to Section 13 of the Exchange Act on October 2, 1997.

    (4) The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed March 7, 1997 pursuant to
Section 12(g) of the Exchange Act.

    All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities registered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be part hereof from the date of filing of such documents.

    Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement or this Prospectus to the extent that a statement contained herein, in a Prospectus Supplement or in any other document subsequently filed with the Commission which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

    The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request of any such person, a copy of any and all of the information that has been or may be incorporated by reference in this Prospectus, other than exhibits to such documents. Requests for such copies should be directed to Richard T. Nelson, General Counsel, 12670 High Bluff Drive, San Diego, California 92130. The Company's telephone number at that location is (619) 481-5000.

                                  THE COMPANY

    Peregrine is a leading provider of Enterprise Service Desk software. The Company develops markets, and supports SERVICECENTER, an integrated suite of applications that automates the management of complex, enterprise-wide information technology ("IT") infrastructures. SERVICECENTER is designed to address the IT management requirements of large organizations and can be deployed across all major hardware platforms and network operating systems and protocols. SERVICECENTER utilizes advanced client/server and intelligent agent technologies and a modular architecture. In addition, in September 1997 the Company acquired United Software, Inc., the parent holding company of Apsylog S.A. ("United Software" or "Apsylog"), through a merger whereby Apsylog will continue to operate as a wholly-owned subsidiary of the Company
(the "Acquisition").   Apsylog is a leading provider of IT asset management
software solutions. The development of a market for asset management solution has paralleled that of the market for Enterprise Service Desk solutions and reflects the need of large organizations to manage increasingly complex and dispersed IT infrastructures. Apsylog's ASSETMANAGER product line, now renamed ASSETCENTER, provides asset management capabilities for IT infrastructures by tracking an organization's assets throughout their life cycles, thereby permitting more informed investment decisions in the acquisition, change and disposition of IT assets. The Company believes that ASSETCENTER will complement SERVICECENTER, allowing the Company to deliver an integrated suite of software applications that enables organizations to take a more comprehensive approach to managing their IT infrastructures. Through shared common data between the two product lines, an organization is provided with an end-to-end solution that allows a common understanding of both the operational and financial aspects of managing its IT infrastructure.

    The Company was incorporated in California in 1981 and reincorporated in Delaware in 1994. Unless the context otherwise requires, references to "Peregrine" and the "Company" refer to Peregrine Systems, Inc., a Delaware corporation, its predecessor, Peregrine Systems, Inc., a California corporation, and except as otherwise indicated, its subsidiaries, including Apsylog. The executive offices of the Company are located at 12670 High Bluff Drive, San Diego, California 92130. The Company's telephone number at that location is
(619) 481-5000.

                                 RISK FACTORS

    PROSPECTIVE INVESTORS IN THE SHARES OF COMMON STOCK OFFERED HEREBY SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS, IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS OR IN DOCUMENTS INCORPORATED BY REFERENCE HEREIN. THE RISK FACTORS SET FORTH HEREIN REFLECT THOSE RISKS KNOWN TO MANAGEMENT AS OF THE DATE OF THE FILING OF THE COMPANY'S REGISTRATION STATEMENT ON FORM S-8/S-3, AND WHICH MANAGEMENT BELIEVES COULD BE MATERIAL TO THE COMPANY'S BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION. SUCH FACTORS MAY CHANGE OVER TIME AND MAY DIFFER MATERIALLY FROM THE RISK FACTORS LISTED HEREIN. PROSPECTIVE INVESTORS ARE CAUTIONED TO REVIEW, IN ADDITION TO THE RISK FACTORS SET FORTH HEREIN, THE RISK FACTORS CONTAINED IN "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" CONTAINED IN THE COMPANY'S MOST RECENT ANNUAL REPORT ON FORM 10-K OR QUARTERLY REPORT ON
FORM 10-Q AS WELL AS THE ADDITIONAL INFORMATION CONTAINED IN SUCH REPORTS AND THE COMPANY'S OTHER FILINGS UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

LIMITED PROFITABILITY; HISTORY OF OPERATING LOSSES

    The Company has recorded cumulative net losses of approximately $14.4 million through June 30, 1997. Through June 30, 1997, Apsylog had recorded approximately $8.9 million in cumulative net losses. In recent years, the product lines of both the Company and Apsylog have changed substantially. The Company's SERVICECENTER product, from which the Company derived substantially all of its license revenues for the fiscal year ended March 31, 1997, only began shipping in mid-1995. Apsylog's ASSETCENTER product only began shipping in mid-1996. As a result, prediction of the Company's future operating results is difficult, if not impossible. Although the Company achieved profitability during the year ended March 31, 1997 and for the three months ended June 30, 1997, there can be no assurance that the Company will be able to remain profitable on a quarterly or annual basis. In addition, the Company does not believe that the growth in revenues it has experienced in recent years is indicative of future operating results. See "--Product Concentration; Dependence on Market Acceptance of Enterprise Service Desk Software" and "--Risks Associated with Acquisition of Apsylog and Future Acquisitions."

POTENTIAL FLUCTUATIONS IN QUARTERLY RESULTS; SEASONALITY

    The Company's quarterly operating results have varied significantly in the past and may vary significantly in the future depending upon a number of factors, many of which are beyond the Company's control. These factors include, among others, the ability of the Company to develop, introduce and market new and enhanced versions of its software on a timely basis; market demand for the Company's software; the size, timing and contractual terms of significant orders; the timing and significance of new software product announcements or releases by the Company or its competitors; changes in pricing policies by the Company or its competitors; changes in the Company's business strategies; budgeting cycles of its potential customers; changes in the mix of software products and services sold; changes in the mix of revenues attributable to domestic and international sales; the impact of acquisitions of competitors; the impact of acquisitions by the Company, including the Acquisition; seasonal trends; the cancellations of licenses or maintenance agreements; product life cycles; software defects and other product quality problems; and personnel changes. The Company has often recognized a substantial portion of its revenues in the last month or weeks of a quarter. As a result, license revenues in any quarter are substantially dependent on orders booked and shipped in the last month or weeks of that quarter. Due to the foregoing factors, quarterly revenues and operating results are not predictable with any significant degree of accuracy. In particular, the timing of revenue recognition can be affected by many factors, including the timing of contract execution and delivery. The timing between initial customer contact and fulfillment of criteria for revenue recognition can be lengthy and unpredictable, and revenues in any given quarter can be adversely affected as a result of such unpredictability. In the event of any downturn in potential customers' businesses or the economy in general, planned purchases of the Company's products may be deferred or canceled, which could have a material adverse effect on the Company's business, operating results and financial condition.

    The Company's business has experienced and is expected to continue to experience seasonality. The Company's revenues and operating results in its December quarter typically benefit from purchase decisions made by the large concentration of customers with calendar year-end budgeting requirements, while revenues and operating results in the March quarter typically benefit from the efforts of the Company's sales force to meet fiscal year-end sales quotas. In addition, the Company is currently attempting to expand its presence in international markets, including Europe, the Pacific Rim and Latin America. International revenues comprise a significant percentage of the Company's total revenues, and the Company may experience additional variability in demand associated with seasonal buying patterns in such foreign markets. In particular, the quarter ended September 30 tends to reflect the effects of summer slowing of business activity internationally. See "--International Operations; Currency Fluctuations."

PRODUCT CONCENTRATION; DEPENDENCE ON MARKET ACCEPTANCE OF ENTERPRISE SERVICE DESK SOFTWARE

    The Company currently derives substantially all of its license revenues from the sale of SERVICECENTER and expects SERVICECENTER to account for a significant portion of the Company's revenues for the foreseeable future. As a result, the Company's future operating results are dependent upon continued market acceptance of SERVICECENTER, including future enhancements, as well as market acceptance of ASSETCENTER. Factors adversely affecting the pricing of, demand for, or market acceptance of SERVICECENTER or ASSETCENTER, such as competition or technological change, could have a material adverse effect on the Company's business, operating results and financial condition.

    The Company's product strategy has focused on integrating a broad array of IT management applications with other traditional internal help desk applications to create an Enterprise Service Desk. The market for Enterprise Service Desk software is relatively new and is characterized by ongoing technological developments, frequent new product announcements and introductions, evolving industry standards and changing customer requirements. The Company's future financial performance will depend in part on continued growth in the number of organizations implementing Enterprise Service Desk solutions.

RISKS ASSOCIATED WITH ACQUISITION OF APSYLOG AND FUTURE ACQUISITIONS

    The Acquisition involves a significant amount of integration of two companies that have previously operated independently. The principal operations of Apsylog, including most of its employees, are located in Paris, France. No assurance can be given that difficulties will not be encountered in integrating certain products, technologies or operations of Apsylog with the Company or that the benefits expected from such integration will be realized or that Apsylog employee morale will not be adversely affected by the integration process. The difficulties of integration may be increased by the necessity of coordinating geographically separated organizations or of integrating personnel with disparate business backgrounds and different corporate cultures. There can be no assurance that either company will retain its key personnel, that the engineering teams of Apsylog and the Company will successfully cooperate and realize any technological benefits or that Apsylog or the Company will realize any of the other anticipated benefits of the Acquisition. Apsylog's ASSETCENTER product has traditionally been sold into an organization's finance or procurement departments as opposed to SERVICECENTER, which is typically purchased by the IT Department. There can be no assurance that the Company will be successful in continuing to sell to such constituencies or that it can successfully persuade customers and potential customers that an integrated approach to managing IT assets is desirable. In addition, the public announcement and consummation of the Acquisition could result in the cancellation, termination or nonrenewal of arrangements with Apsylog by suppliers, distributors or customers of Apsylog or the loss of certain key Apsylog employees, or the termination of negotiations or delays in ordering by prospective customers of Apsylog as a result of uncertainties associated with the Acquisition. Any significant amount of cancellations, terminations, delays or nonrenewals of arrangements with Apsylog or loss of key employees or termination of negotiations or delays in ordering could have a material adverse effect on the business, operating results or financial condition of the Company.

    Apsylog's success depends to a significant extent upon a limited number of members of Apsylog's senior management, certain development personnel, and other key Apsylog employees. Apsylog's future performance will also depend in significant part upon the continued service of its key technical, sales and senior management personnel following the Acquisition. Only certain of these individuals (including Apsylog's Chief Executive Officer and six additional employees) will be bound by non-competition agreements. In addition, in connection with the Acquisition, all repurchase restrictions on shares of restricted Apsylog Common Stock held by Apsylog stockholders lapsed and all unvested options in respect of Apsylog Common Stock vested and became immediately exercisable. The loss of the services of one or more of Apsylog's executive officers, development personnel, or other key employees or the decision of one or more of such officers or key employees to join a competitor or otherwise compete directly or indirectly with the Company could have a material adverse effect on the Company's business, operating results and financial condition.

    The Company will incur a charge of approximately $35 million in connection with the Acquisition. Such charge consists primarily of the purchase of in-process research and development costs. There can be no assurance that the companies' estimate is correct or that unanticipated contingencies will not occur that will substantially increase the costs of combining the operations of the two companies. In any event, costs associated with the Acquisition will negatively impact results of operations in the quarter ending September 30, 1997 and may affect subsequent quarters.

    In addition to the Acquisition and as part of its business strategy, the Company may make acquisitions of, or significant investments in, businesses that offer complementary products and technologies. Any such future acquisitions or investments would present risks commonly encountered in acquisitions of businesses. Such risks include, among others, the difficulty of assimilating the operations or personnel of the acquired businesses, the potential disruption of the Company's on-going business, the inability of management to maximize the financial and strategic position of the Company through the successful incorporation of acquired personnel, clients, or technologies, the maintenance of uniform standards, controls, procedures, and policies and the impairment of relationships with employees and clients as a result of any integration of new management personnel. The Company expects that future acquisitions, if any, could provide for consideration to be paid in cash, shares of stock or a combination of cash and stock. The Company is not presently in negotiations with respect to any acquisition or investment, and there can be no assurances that the Company will make any additional acquisitions in the future. In the event of such an acquisition or investment, the factors described herein could have a material adverse effect on the Company's business, financial condition, and results of operations.

DEPENDENCE ON KEY PERSONNEL; ABILITY TO RECRUIT PERSONNEL

    The ability to achieve anticipated revenues is substantially dependent on the ability to attract and retain skilled personnel, especially sales, service and implementation personnel. Other than certain employees of Apsylog, none of the Company's employees, including its senior management, is bound by an employment or non-competition agreement, and the Company does not maintain key man life insurance on any employee. The loss of the services of one or more of the Company's executive officers or key employees or the decision of one or more of such officers or employees to join a competitor or otherwise compete directly or indirectly with the Company could have a material adverse effect on the Company's business, operating results and financial condition.

    In addition, the Company believes that its future success will depend in large part on its ability to attract and retain additional highly skilled technical, sales, management and marketing personnel. Competition for such personnel in the computer software industry is intense, and the Company has at times in the past experienced difficulty in recruiting qualified personnel. New employees hired by the Company generally require substantial training in the use and implementation of the Company's products. In particular, a number of the Company's sales personnel have been with the Company for only a limited period of time. There can be no assurance that the Company will be successful in attracting, training and retaining qualified personnel, and the failure to do so could have a material adverse effect on the Company's business, operating results and financial condition.

COMPETITION

    The market for the Company's products is highly competitive, fragmented and subject to rapid technological change and frequent new product introductions and enhancements. Competitors vary in size and in the scope and breadth of the products and services offered. The Company encounters competition from a number of sources, including (i) providers of internal help desk software applications such as Remedy Corporation and Software Artistry, Inc., (ii) customer interaction software companies such as Clarify Inc. and The Vantive Corporation, whose products include internal help desk applications, (iii) information technology and systems management companies such as International Business Machines Corporation, Computer Associates International, Inc., Hewlett-Packard Company through its recent acquisition of PROLIN, and McAfee Associates, Inc.,
(iv) providers of asset management software, and (v) the internal information technology departments of those companies with help desk requirements. Because barriers to entry in the software market are relatively low, the Company anticipates additional competition from other established and emerging companies as the market for Enterprise Service Desk applications expands. In addition, current and potential competitors have established or may in the future establish cooperative relationships among themselves or with third parties. The Company expects software industry consolidation to occur in the future, and it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on the Company's business, operating results and financial condition. Some of the Company's current and many of its potential competitors have significantly greater financial, technical, marketing and other resources than the Company. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the development, promotion and sale of their products than the Company. There can be no assurance that the Company will be able to compete successfully against current and future competitors or that competitive pressures faced by the Company will not have a material adverse effect on the Company's business, operating results and financial condition.

MANAGEMENT OF GROWTH

    The Company's business has grown substantially in recent periods, with total revenues increasing from $19.6 million in fiscal 1995 to $23.8 million in fiscal 1996 and to $35.0 million in fiscal 1997. If the Company is successful in achieving its growth plans, including the integration of Apsylog, such growth is likely to place a significant burden on the Company's operating and financial systems, resulting in increased responsibility for senior management and other personnel within the Company. The Company's ability to compete effectively and to manage future growth, if any, and its future operating results will depend in part on the ability of its officers and other key employees to implement and expand operational, customer support and financial control systems and to expand, train and manage its employee base. In particular, in connection with the Acquisition, the Company will be required to integrate additional personnel and to augment or replace Apsylog's existing financial and management systems. Such integration could result in a disruption of operations of the Company or Apsylog and could impact the Company's financial results. There can be no assurance that the Company's existing management or any new members of management will be able to augment or improve existing systems and controls or implement new systems and controls in response to future growth, if any. The Company's failure to do so could have a material adverse effect on the Company's business, operating results and financial condition. See "--Dependence on Key Personnel; Ability to Recruit Personnel" and "--Risks Associated with Acquisition of Apsylog and Future Acquisitions."

LENGTHY SALES CYCLES

    The license of the Company's software generally requires the Company to engage in a sales cycle that typically takes approximately six to nine months to complete. The length of the sales cycle may vary depending on a number of factors over which the Company may have little or no control, including the size of the transaction and the level of competition which the Company encounters in its selling activities. In addition, the sales cycle is typically extended
90 days for product sales through indirect channels. During the sales cycle, the Company typically provides a significant level of education to prospective customers regarding the use and benefits of the Company's products. Any delay in the sale cycle of a large license or a number of smaller licenses could have a material adverse effect on the Company's business, operating results and financial condition. See "--Potential Fluctuations in Quarterly Results; Seasonality."

EXPANSION OF DISTRIBUTION CHANNELS

    The Company has historically sold its products through its direct sales force and a limited number of distributors and has provided maintenance and support services through its technical and customer support staff. The Company is currently investing and intends to continue to invest significant resources in developing additional sales and marketing channels through system integrators and original equipment manufacturers and other channel partners. There can be no assurance that the Company will be able to attract channel partners that will be able to market the Company's products effectively and will be qualified to provide timely and cost-effective customer support and service. To the extent the Company establishes distribution through such indirect channels, its agreements with channel partners may not be exclusive and such channel partners may also carry competing product lines. Any failure by the Company to establish and maintain such distribution relationships could have a material adverse effect on the Company's business, operating results and financial condition. See "--Management of Growth" and "--International Operations; Currency Fluctuations."

INTERNATIONAL OPERATIONS; CURRENCY FLUCTUATIONS

    International sales represented approximately 29% and 33% of the Company's total revenues in fiscal 1997 and for the three months ended June 30, 1997, respectively. The Company currently has international sales offices in London, Paris, Frankfurt and Amsterdam. Apsylog currently has offices in Paris and Munich. The Company believes that its continued growth and profitability will require continued expansion of its international operations, particularly in Europe, Latin America and the Pacific Rim. Accordingly, the Company intends to expand its international operations and enter additional international markets, which will require significant management attention and financial resources. In addition, the Company's international operations are subject to a variety of risks associated with conducting business internationally, including fluctuations in currency exchange rates, longer payment cycles, difficulties in staffing and managing international operations, problems in collecting accounts receivable, seasonal reductions in business activity during the summer months in Europe and certain other parts of the world, increases in tariffs, duties, price controls or other restrictions on foreign currencies, and trade barriers imposed by foreign countries, any of which could have a material adverse effect on the Company's business, operating results and financial condition. In addition, the Company has only limited experience in developing localized versions of its products and marketing and distributing its products internationally. There can be no assurance that the Company will be able to successfully localize, market, sell and deliver its products internationally. The inability of the Company to expand its international operations successfully and in a timely manner could have a material adverse effect on the Company's business, operating results and financial condition.

    A significant portion of the Company's business is conducted in currencies other than the U.S. dollar. Foreign currency transaction gains and losses arising from normal business operations are credited to or charged against earnings in the period incurred. As a result, fluctuations in the value of the currencies in which the Company conducts its business relative to the U.S. dollar have caused and will continue to cause currency transaction gains and losses. Due to the substantial volatility of currency exchange rates, among other factors, the Company cannot predict the effect of exchange rate fluctuations upon future operating results. There can be no assurance that the Company will not experience currency losses in the future. The Company has not previously undertaken hedging transactions to cover its currency exposure but may hedge a portion of its currency exposure in the future as management deems appropriate. See "--Management of Growth."

YEAR 2000 IMPACT ON INFORMATION TECHNOLOGY BUDGETS

    Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, in less than three years, computer systems and/or software used by many companies may need to be upgraded to comply with such "Year 2000" requirements. Significant uncertainty exists in the software industry concerning the potential effects associated with such compliance.

    The Company believes that the purchasing patterns of customers and potential customers may be affected by Year 2000 issues. Many companies are expending significant resources to correct their current software systems for Year 2000 compliance. These expenditures may result in reduced funds available to purchase software products such as those offered by the Company.

DEPENDENCE ON PROPRIETARY TECHNOLOGY; RISKS OF INFRINGEMENT

    The Company's success is dependent upon proprietary technology. The Company relies primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights. The Company seeks to protect its software, documentation and other written materials under trade secret and copyright laws, which provide only limited protection. Despite precautions taken by the Company, it may be possible for unauthorized third parties to copy aspects of its current or future products or to obtain and use information that the Company regards as proprietary. In particular, the Company may provide its licensees with access to its data model and other proprietary information underlying its licensed applications. There can be no assurance that the Company's means of protecting its proprietary rights will be adequate or that the Company's competitors will not independently develop similar or superior technology. Policing unauthorized use of the Company's software is difficult and, while the Company is unable to determine the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States. Litigation may be necessary in the future to enforce the Company's intellectual property rights, to protect the Company's trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, operating results and financial condition.

    The Company is not aware that any of its software product offerings infringes the proprietary rights of third parties. There can be no assurance, however, that third parties will not claim infringement by the Company with respect to its current or future products. The Company expects that software product developers will increasingly be subject to infringement claims as the number of products and competitors in the Company's industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company or at all, which could have a material adverse effect on the Company's business, operating results and financial condition.

RAPID TECHNOLOGICAL CHANGE AND PRODUCT DEVELOPMENT RISKS

    The market for the Company's products is subject to rapid technological change, changing customer needs, frequent new product introductions and evolving industry standards that may render existing products and services obsolete. As a result, the Company's position in its existing markets or other markets that it may enter could be eroded rapidly by product advances. The life cycles of the Company's products are difficult to estimate. The Company's growth and future financial performance will depend in part upon its ability to enhance existing applications, develop and introduce new applications that keep pace with technological advances, meet changing customer requirements and respond to competitive products. The Company's product development efforts are expected to continue to require substantial investments by the Company. There can be no assurance that the Company will have sufficient resources to make the necessary investments. The Company has in the past experienced development delays, and there can be no assurance that the Company will not experience such delays in the future. There can be no assurance that the Company will not experience difficulties that could delay or prevent the successful development, introduction or marketing of new or enhanced products. In addition, there can be no assurance that such products will achieve market acceptance, or that the Company's current or future products will conform to industry requirements. The inability of the Company, for technological or other reasons, to develop and introduce new and enhanced products in a timely manner could have a material adverse effect on the Company's business, operating results and financial condition.

    Software products as complex as those offered by the Company may contain errors that may be detected at any point in a product's life cycle. The Company has in the past discovered software errors in certain of its products and has experienced delays in shipment of products during the period required to correct these errors. There can be no assurance that, despite testing by the Company and by current and potential customers, errors will not be found, resulting in loss of, or delay in, market acceptance and sales, diversion of development resources, injury to the Company's reputation, or increased service and warranty costs, any of which could have a material adverse effect on the Company's business, results of operations and financial condition.

PRODUCT LIABILITY

    The Company's license agreements with its customers typically contain provisions designed to limit the Company's exposure to potential product liability claims. It is possible, however, that the limitation of liability provisions contained in the Company's license agreements may not be effective under the laws of certain jurisdictions. Although the Company has not experienced any product liability claims to date, the sale and support of products by the Company may entail the risk of such claims, and there can be no assurance that the Company will not be subject to such claims in the future. A product liability claim brought against the Company could have a material adverse effect on the Company's business, operating results and financial condition.

EFFECT OF CERTAIN CHARTER PROVISIONS; LIMITATION OF LIABILITY OF DIRECTORS; ANTITAKEOVER EFFECTS OF DELAWARE LAW

    The Company is authorized to issue 5,000,000 shares of undesignated Preferred Stock. The Board of Directors has the authority to issue the Preferred Stock in one or more series and to fix the price, rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting a series or the designation of such series, without any further vote or action by the Company's stockholders. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the market price of the Common Stock and the voting and other rights of the holders of Common Stock. The issuance of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others. The Company has no current plans to issue any shares of Preferred Stock.

    Certain provisions of the Company's Amended and Restated Certificate of Incorporation and Bylaws eliminate the right of stockholders to act by written consent without a meeting and specify certain procedures for nominating directors and submitting proposals for consideration at stockholder meetings. Such provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors and to discourage certain types of transactions which may involve an actual or threatened change of control of the Company. Such provisions are designed to reduce the vulnerability of the Company to an unsolicited acquisition proposal and, accordingly, could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. Such provisions are also intended to discourage certain tactics that may be used in proxy fights but could, however, have the effect of discouraging others from making tender offers for the Company's shares and, consequently, may also inhibit fluctuations in the market price of the Company's Common Stock that could result from actual or rumored takeover attempts. These provisions may also have the effect of preventing changes in the management of the Company.

    The Company is subject to Section 203 of the Delaware General Corporation Law (the "Antitakeover Law"), which regulates corporate acquisitions. The Antitakeover Law prevents certain Delaware corporations, including those whose securities are listed for trading on the Nasdaq National Market, from engaging, under certain circumstances, in a "business combination" with any "interested stockholder" for three years following the date that such stockholder became an interested stockholder. For purposes of the Antitakeover Law, a "business combination" includes, among other things, a merger or consolidation involving the Company and the interested stockholder and the sale of more than 10% of the Company's assets. In general, the Antitakeover Law defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of the Company and any entity or person affiliated with or controlling or controlled by such entity or person. A Delaware corporation may "opt out" of the Antitakeover Law with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from amendments approved by the holders of at least a majority of the company's outstanding voting shares. The Company has not "opted out" of the provisions of the Antitakeover Law.

VOLATILITY OF STOCK PRICE

    The Company completed its initial public offering of Common Stock in April 1997, prior to which time no public market existed for the Company's Common Stock. The market price of the Company's Common Stock has been since the initial public offering and is expected to continue to be subject to significant fluctuations in the future based on a number of factors, including any shortfall in the Company's revenues or net income from revenues or net income expected by securities analysts; announcements of new products by the Company or its competitors; quarterly fluctuations in the Company's financial results or the results of other software companies, including those of direct competitors of the Company; changes in analysts' estimates of the Company's financial performance, the financial performance of competitors, or the financial performance of software companies in general; general conditions in the software industry; changes in prices for the Company's products or competitors' products; changes in revenue growth rates for the Company or its competitors; sales of large blocks of Common Stock by holders whose ability to sell has been limited by market stand-off agreements with the underwriters of the Company's initial public offering or by restrictions under applicable securities laws and conditions in the financial markets. In addition, the stock market may from time to time experience extreme price and volume fluctuations, which particularly affect the market price for the securities of many technology companies and which have often been unrelated to the operating performance of the specific companies. There can be no assurance that the market price of the Company's Common Stock will not experience significant fluctuations in the future.

                           SELLING SECURITY HOLDERS

    Except as otherwise set forth below, none of the Selling Stockholders is an executive officer or director of the Company, and none of the Selling Stockholders beneficially owns, individually or in the aggregate, more than 1% of the outstanding Common Stock of the Company prior to this offering. In addition, except as set forth below, all of the shares of Common Stock beneficially owned by the Selling Stockholders were issued upon exercise of stock options granted under the Company's 1994 Stock Option Plan. Beneficial ownership calculations are determined in accordance with the Rules of the Securities and Exchange Commission and are based on 17,208,334 shares outstanding as of June 30, 1997 as adjusted to reflect the issuance of 1,884,194 shares of Common Stock in connection with the Acquisition; in computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock that are presently exercisable or that will become exercisable within 60 days of June 30, 1997 are deemed outstanding for such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The following table shows the names of the Selling Stockholders and the number of shares of Common Stock to be sold by them pursuant to this Prospectus.


                                                               Number of Shares
                              Name                             Being Offered(1)
-------------------------------------------------------------  -----------------

Douglas App(2)  . . . . . . . . . . . . . . . . . . . . . . .       1,248

Joel Armengaud(3) . . . . . . . . . . . . . . . . . . . . . .      10,382

Fabrice Blondeau(3) . . . . . . . . . . . . . . . . . . . . .       1,801

Thomas Boudalier(3) . . . . . . . . . . . . . . . . . . . . .      17,745

Jean-Michel Bouillin(3) . . . . . . . . . . . . . . . . . . .       7,508

Nicolas Bourveau(3) . . . . . . . . . . . . . . . . . . . . .      10,511

Phillippe Cairic(3) . . . . . . . . . . . . . . . . . . . . .       1,801

Daniel Callahan(4)  . . . . . . . . . . . . . . . . . . . . .      74,947

Remy Carron(3)  . . . . . . . . . . . . . . . . . . . . . . .       1,801

Andrew Cassidy(3) . . . . . . . . . . . . . . . . . . . . . .       1,200

Brian Compton(5)  . . . . . . . . . . . . . . . . . . . . . .      16,000

Stephen Dehoche(3)  . . . . . . . . . . . . . . . . . . . . .      22,671

Douglas Dittrich  . . . . . . . . . . . . . . . . . . . . . .       2,500

Pierre Dubois(3)  . . . . . . . . . . . . . . . . . . . . . .      17,745

David Farley(6) . . . . . . . . . . . . . . . . . . . . . . .     200,000

Jerome Fedi(3)  . . . . . . . . . . . . . . . . . . . . . . .       1,200

Wayne Fisher  . . . . . . . . . . . . . . . . . . . . . . . .      18,750

Lionel Fradin(3)  . . . . . . . . . . . . . . . . . . . . . .       1,801

Oliver Gilder(3)  . . . . . . . . . . . . . . . . . . . . . .       1,200

Christophe Gires(3) . . . . . . . . . . . . . . . . . . . . .       1,801

Laurent Gittler(3)  . . . . . . . . . . . . . . . . . . . . .       3,303

Benoit Gourdon(3) . . . . . . . . . . . . . . . . . . . . . .       3,303

William Holsten(7)  . . . . . . . . . . . . . . . . . . . . .       1,000

Alan Hunt(8)  . . . . . . . . . . . . . . . . . . . . . . . .     371,704

Erik Kawalkowski(3) . . . . . . . . . . . . . . . . . . . . .       3,303

William Korbin  . . . . . . . . . . . . . . . . . . . . . . .       1,250

Bruno Labruere(3) . . . . . . . . . . . . . . . . . . . . . .       1,200

Frederic Luddy(2) . . . . . . . . . . . . . . . . . . . . . .       2,029

James Legg  . . . . . . . . . . . . . . . . . . . . . . . . .      15,625

Michael Lerendu(3)  . . . . . . . . . . . . . . . . . . . . .      18,325

Dominique Martineau(3)  . . . . . . . . . . . . . . . . . . .       1,200

Anne-Laure Mazin(3) . . . . . . . . . . . . . . . . . . . . .       3,303

Pierre Henri Milheim(3) . . . . . . . . . . . . . . . . . . .       1,200

Charles Mitelhaus(9)  . . . . . . . . . . . . . . . . . . . .      19,036

Stephane Moreau(3)  . . . . . . . . . . . . . . . . . . . . .       1,801

                                                               Number of Shares
                              Name                             Being Offered(1)
-------------------------------------------------------------  -----------------

Donald Odom . . . . . . . . . . . . . . . . . . . . . . . . .       20,000

Eric Polin(3) . . . . . . . . . . . . . . . . . . . . . . . .        4,504

Douglas Powanda(10) . . . . . . . . . . . . . . . . . . . . .          101

Elienne Prat(3) . . . . . . . . . . . . . . . . . . . . . . .        1,200

Thomas Price  . . . . . . . . . . . . . . . . . . . . . . . .        3,750

Julinka Prudik  . . . . . . . . . . . . . . . . . . . . . . .        5,416

Gilles Queru(3)(11) . . . . . . . . . . . . . . . . . . . . .      146,404

Christian Roue(3) . . . . . . . . . . . . . . . . . . . . . .        1,801

Corine Sana(3)  . . . . . . . . . . . . . . . . . . . . . . .        1,200

Jose Santos(3)  . . . . . . . . . . . . . . . . . . . . . . .        1,801

Daniel Sargeant(3)  . . . . . . . . . . . . . . . . . . . . .        1,801

Michael Sauvee(3) . . . . . . . . . . . . . . . . . . . . . .        1,200

Thierry Schreiber(3)  . . . . . . . . . . . . . . . . . . . .        3,303

Philippe Sourn(3) . . . . . . . . . . . . . . . . . . . . . .        1,200

Michel Terrisse(3)  . . . . . . . . . . . . . . . . . . . . .        1,200

Jean-Marie Vidal(3) . . . . . . . . . . . . . . . . . . . . .        7,508

Michele Vitte(3)  . . . . . . . . . . . . . . . . . . . . . .        1,200

Other Selling Stockholders (each a non-affiliate of the Company holding less than 1,000 shares of the shares issuable
     under the employee compensation plans to which this
     Form S-8/S-3 registration statement relates) (12)  . . .       25,208

TOTAL . . . . . . . . . . . . . . . . . . . . . . . . . . . .    1,088,991


-------------------------
    (1) Until such time that the Company satisfies the requirements for use of Form S-3, as promulgated under the Securities Act, the volume limitations specified in Rule 144(e) concerning the amount of securities to be offered by each person and any other person with whom he or she is acting in concert for the purpose of selling securities of the Company, during any three-month period apply to the sale of the securities registered hereunder.
    (2) The Company issued such shares in connection with its 1997 Employee Stock Purchase Plan.
    (3) The Company issued such shares pursuant to the conversion of shares of United Software Common Stock into shares of the Common Stock of the Company in connection with the Acquisition. Prior to the Acquisition, United Software had issued such stock under employee equity incentive restricted stock purchase agreements. Each of these Selling Stockholders who were parties to the United Software restricted stock purchase agreements are currently employees of the Company.
    (4) Mr. Callahan was issued 74,947 shares of Common Stock pursuant to the conversion of his shares of United Software Common Stock into shares of Common Stock of the Company in connection with the Acquisition. Prior to the Acquisition, Mr. Callahan was issued shares of United Software Common Stock pursuant to the exercise of a stock option granted to him under the United Software 1997 Stock Plan. The Company assumed all obligations under that stock plan in connection with the Acquisition.
    (5) Mr. Compton was issued 16,000 shares of Common Stock pursuant to the exercise of his stock option granted under the Company's 1991 Nonqualified Stock Option Plan.
    (6) Mr. Farley is the Company's Vice President, Finance and Chief Financial Officer and a member of its Board of Directors. In November 1995, the Company issued Mr. Farley an aggregate of 200,000 shares of Common Stock pursuant to restricted stock agreements in connection with his initial employment. Such shares vest incrementally over ten years subject to earlier vesting over six years contingent upon the Company's achieving certain financial milestones. Mr. Farley's restricted stock agreement permits him to surrender shares to satisfy tax withholding obligations that arise as shares vest. Prior to this offering, Mr. Farley beneficially owned 436,908 shares of Common Stock, including 87,500 shares of Common Stock issuable upon exercise of outstanding stock options which are presently exercisable or will become exercisable within 60 days of June 30, 1997, approximately 2.5% of the outstanding shares of Common Stock of the Company. If all of Mr. Farley's registered shares are sold pursuant to this Prospectus, Mr. Farley will hold less than 1% of the outstanding stock of the Company.

    (7)       Mr. Holsten is the Company's Vice President, Professional
              Services.
    (8) Mr. Hunt is the Company's President and Chief Executive Officer and a member of its Board of Directors. In November 1995, the Company issued Mr. Hunt an aggregate of 400,000 shares of Common Stock pursuant to restricted stock agreements in connection with his initial employment. Such shares vest incrementally over ten years subject to earlier vesting over six years contingent upon the Company's achieving certain financial milestones. Mr. Hunt's restricted stock agreement permits him to surrender shares to satisfy tax withholding obligations that arise as shares vest.
              In connection with the vesting of 66,000 shares in April 1997, Mr. Hunt surrendered 28,296 shares subject to his restricted stock agreement. Prior to this offering, Mr. Hunt beneficially owned 546,704 shares of Common Stock, including 175,000 shares of Common Stock issuable upon exercise of outstanding stock options which are presently exercisable or will become exercisable within 60 days of June 30, 1997, approximately 3.1% of the outstanding shares of Common Stock of the Company. If all of Mr. Hunt's registered shares are sold pursuant to this Prospectus, Mr. Hunt will hold approximately 1.0% of the outstanding stock of the Company.
    (9) Includes 286 shares issued under the Company's 1997 Employee Stock Purchase Plan.
    (10)      Mr. Powanda is the Company's Vice President, International Sales.
    (11) Mr. Queru is the former president chief executive officer of United Software. Prior to this offering, Mr. Queru beneficially owned 395,963 shares of Common Stock, approximately 2.3% of the outstanding shares of Common Stock of the Company. If all of Mr. Queru's registered shares are sold pursuant to this Prospectus, Mr. Queru will hold approximately 1.5% of the outstanding stock of the Company.
    (12) The Other Selling Shareholders, each of whom is not an affiliate of the Company, did not own 1% or greater of the Company's outstanding Common Stock as of June 30, 1997, are as follows:
              Chimene Abelli, Christophe Baissin, Taylor Barada, Eric Belsoe, Laurence Berthet, Mark Bol, Annick Bovero, Peter Budic,
              Ricardo Campos, Ilse Cappel, Patrick Casey, Olivier Charissourx, Elsa Charpentier, Richard Corchia, David Culpepper,
              Jocelyne Davein, James Dudley, Timothy Duffy, William
              Dunne, Karine Eichenberger, Marc Erikson, Michael Franco, Lynn Frantz, Joshua Gage, Catherine Gillespie, Brigette Girbeau, Jan Goode, Melissa Gregory, Louisa Grider, Catherine Hamard, Louis Harwood, Ute Hemke, Spencer Hodges, Jon Houg, Sean Howes, Gary Hughes, Thai Huynh, Dana Johnson, Sandra Johnson, Paul Jones, Lori Jordan, Jan Juul, Kari Dietrich-Keiber, William Knox, Regis Kuzel, Guillaume Lebaron, Janet LeClainche, Valerie Lefresne, Margaret Lydon, Gary Mahon, Sebastien Marchadier, Lynne Marimoto, Russ McKenna, Erin McLaughlin, Steve McKesson, Alan McNeil, Essam Melehy, Karine Mora, James Nugent, Carole Oberle, Diane Olivo, Hamid Omrani, Charareh Pakrouz, Paul-Eric Paumard, Nils Petersen, Kasey Phimmasone, Micheal Price, Barbara Prinsell, Mark Rabe, Peter Rietkerk, Lance Roberts, Joe Ryan, Eric Schindler, William Schmidt, Sylvic Silveiro, Carmen Simanteris, Catherine Swormstedt, Pascal Tahler, Tim Thorpe, Charles Troeber, David Turner, Margrit Turner, Michele Voth, Patricia Wentzel, Doyle Wesley, John Woodall, David Wright, Keiko Yamasaki and Carol Yates. Of the shares held by these selling stockholders, (i) 11,491 were originally issued under restricted stock purchase agreements with Apsylog and subsequently exchanged for shares of the Company's Common Stock in connection with the Acquisition,
              (ii) 10,450 shares were issued pursuant to the Company's 1997 Employee Stock Purchase Plan and (iii) 3,275 were issued under the 1994 Stock Option Plan.



                             PLAN OF DISTRIBUTION

    The Company has been advised by the Selling Stockholders that they intend to sell all or a portion of the shares offered hereby from time to time in the Nasdaq National Market and that sales will be made at prices prevailing in the Nasdaq National Market at the times of such sales. The Selling Stockholders may also make private sales directly or through a broker or brokers, who may act as agent or as principal. Further, the Selling Stockholders may choose to dispose of the shares offered hereby by gift to a third party or as a donation to a charitable or other non-profit entity. In connection with any sales, the Selling Stockholders and any brokers participating in such sales may be deemed to be underwriters within the meaning of the Securities Act of 1933, as amended (the "Securities Act").

    Any broker-dealer participating in such transactions as agent may receive commissions from the Selling Stockholders (and, if such broker acts as agent for the purchaser of such shares, from such purchaser). Usual and customary brokerage fees will be paid by the Selling Stockholders. Broker-dealers may agree with the Selling Stockholders to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the Selling Stockholders, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the Selling Stockholders. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above.

    The Company has advised the Selling Stockholders that Regulation M promulgated under the Exchange Act may apply to sales in the market and has informed them of the possible need for delivery of copies of this Prospectus. The Selling Stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act. Any commissions paid or any discounts or concessions allowed to any such broker-dealers, and, if any such broker-dealers purchase shares as principal, any profits received on the resale of such shares, may be deemed to be underwriting discounts and commissions under the Securities Act.

    Upon the Company's being notified by the Selling Stockholders that any material arrangement has been entered into with a broker-dealer for the sale of shares through a cross or block trade, a supplemental prospectus will be filed under Rule 424(c) under the Securities Act, setting forth the name of the participating broker-dealer(s), the number of shares involved, the price at which such shares were sold by the Selling Stockholders, the commissions paid or discounts or concessions allowed by the Selling Stockholders to such broker-dealer(s), and where applicable, that such broker-dealer(s) did not conduct any investigation to verify the information set out in this Prospectus.

    As of October 2, 1997, all Selling Stockholders were subject to lock-up agreements pursuant to which they would not be permitted to sell, transfer or otherwise dispose of any shares of, or securities convertible into or exchangeable for, the Company's Common Stock for a period of 180 days from April 8, 1997, the date of the Company's initial public offering, without the prior written consent of UBS Securities LLC, one of the managing underwriters of the initial public offering. Such lock-up agreements expire in accordance with their terms on October 5, 1997.

    Any securities covered by this Prospectus which qualify for sale pursuant to Rules 144 and 701 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including any person who may be deemed to be an "affiliate" of the Company, is entitled to sell within any three month period "restricted shares" beneficially owned by him or her in an amount that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock or (ii) the average weekly trading volume in shares of Common Stock during the four calendar weeks preceding such sale, provided that at least one year has elapsed since such shares were acquired from the Company or an affiliate of the Company. Sales are also subject to certain requirements as to the manner of sale, notice and availability of current public information regarding the Company. However, a person who has not been an "affiliate" of the Company at any time within three months prior to the sale is entitled to sell his or her shares without regard to the volume limitations or other requirements of Rule 144, provided that at least one year has elapsed since such shares were acquired from the Company or an affiliate of the Company. In general, under Rule 701 as currently in effect, any employee, consultant or advisor of the Company who purchases shares from the Company in connection with a compensatory stock or option plan or other written agreement related to compensation is eligible to resell such shares 90 days after the date of the Company's initial public offering on April 8, 1997 in reliance on Rule 144, but without compliance with certain restrictions contained in Rule 144.

    There can be no assurance that the Selling Stockholders will sell any or all of the shares of Common Stock offered hereunder.


                   INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

    Article IX of the Registrant's Amended and Restated Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware Law.

    Article VI of the Registrant's Bylaws provides for the indemnification of officers, directors and third parties acting on behalf of the corporation if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his conduct was unlawful.

    The Registrant has entered into indemnification agreements with its directors and executive officers, in addition to the indemnification provided for in the Registrant's Bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

    Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Prospectus or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                            PEREGRINE SYSTEMS, INC.
                      REGISTRATION STATEMENT ON FORM S-8

                                    PART II
                INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 3.    INCORPORATION OF DOCUMENTS BY REFERENCE.

       There are hereby incorporated by reference in this Prospectus the following documents and information heretofore filed with the Commission:

       (1) The Company's Annual Report on Form 10-K for the fiscal year ending March 31, 1997, filed pursuant to Section 13 of the Exchange Act.

       (2) The Company's Quarterly Report on Form 10-Q for the quarter ending June 30, 1997, filed pursuant to Section 13 of the Exchange Act.

       (3) The Company's Current Report on Form 8-K for its acquisition of United Software, Inc., filed pursuant to Section 13 of the Exchange Act on October 2, 1997.

       (4) The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed March 7, 1997 pursuant to
Section 12(g) of the Exchange Act.

       All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities registered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be part hereof from the date of filing of such documents.

ITEM 4.    DESCRIPTION OF SECURITIES.

       Not applicable.

ITEM 5.    INTERESTS OF NAMED EXPERTS AND COUNSEL.

       Not applicable.

ITEM 6.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

       Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

       Article IX of the Registrant's Amended and Restated Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware Law.

       Article VI of the Registrant's Bylaws provides for the indemnification of officers, directors and third parties acting on behalf of the corporation if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his conduct was unlawful.

       The Registrant has entered into indemnification agreements with its directors and executive officers, in addition to the indemnification provided for in the Registrant's Bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

ITEM 7.    EXEMPTION FROM REGISTRATION CLAIMED.

       The issuance of the shares being offered by the Form S-3 resale prospectus were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationship with the Company, to information about the Registrant.

ITEM 8.    EXHIBITS.

Exhibit
Number                                 Description
-------       -----------------------------------------------------------------
  5.1         Opinion of counsel as to legality of securities being registered.
 10.1*        Nonqualified Stock Option Plan, as amended, and forms of Stock
              Option Agreement and Buy-Sell Agreement.
 10.2*        1991 Nonqualified Stock Option Plan, as amended, and forms of
              Stock Option Agreement and Stock Buy-Sell Agreement.
 10.3***      1994 Stock Option Plan, as amended through February 6, 1997, including 1995 Stock Option Plan for French Employees.
 10.4***      Form of Stock Option Agreement under 1994 Stock Option Plan, as amended through February 6, 1997.
 10.5***      1997 Employee Stock Purchase Plan and form of participation agreement thereunder.
 10.6***      1997 Director Option Plan.
 10.13*       XVT Stock Option Agreement, dated January 18, 1995, between the
              Registrant and William Holsten, as amended on October 3, 1996.
 10.14*       XVT Stock Option Agreement, dated November 1, 1995, between the
              Registrant and Christopher Cole, as amended on October 3, 1996.
 10.15**      Restricted Stock Agreement, dated November 1, 1995 between the
              Registrant and Alan Hunt.
 10.16**      Restricted Stock Agreement, dated November 1, 1995 between the
              Registrant and David Farley.
 10.24        United Software, Inc. 1997 Stock Plan.
 10.25        Form of Stock Option Agreement Under United Software, Inc., 1997
              Stock Plan.
 10.26        Form of United Software, Inc., Restricted Stock Purchase
              Agreement.
 23.1         Consent of counsel (contained in Exhibit 5.1).
 23.2         Independent Auditors' Consent (see page II-5).
 24.1         Power of Attorney (see page II-4).

------------------------
* Incorporated by reference to the exhibit bearing the same number filed with the Registrant's Registration Statement on Form S-1, as amended (No. 333-21483), which the Commission declared effective on April 8, 1997.

** Incorporated by reference to the exhibit bearing the same number filed with the Registrant's Registration Statement on Form S-1, as amended (No. 333-21483), which the Commission declared effective on April 8, 1997. The Registrant has received confidential treatment with respect to certain portions of this exhibit. Such portions have been omitted from this exhibit and have been filed separately with the Commission.
*** Incorporated by reference to the exhibit bearing the same number filed with the Registrant's Annual Report on Form 10-K for the fiscal year ending March 31, 1997.

ITEM 9.    UNDERTAKINGS.

    A.   The Company hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    B. The Company hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    C. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to law, the Company's Certificate of Incorporation, Bylaws or indemnification agreements, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Company will, unless in the opinion of its counsel the matter has already been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8/S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on this third day of October, 1997.

                                  PEREGRINE SYSTEMS, INC.


                                  By:  /s/ Alan H. Hunt
                                       ---------------------------------------
                                       Alan H. Hunt
                                       President and Chief Executive Officer


                               POWER OF ATTORNEY

    KNOW ALL PERSONS BY THESE PRESENTS, THAT EACH PERSON WHOSE SIGNATURE
APPEARS BELOW CONSTITUTES AND APPOINTS ALAN H. HUNT AND DAVID A. FARLEY, AND EACH OF THEM, AS HIS OR HER ATTORNEY-IN-FACT, WITH FULL POWER OF SUBSTITUTION IN EACH, FOR HIM OR HER IN ANY AND ALL CAPACITIES TO SIGN ANY AMENDMENTS TO THIS REGISTRATION STATEMENT ON FORM S-8/S-3, AND TO FILE THE SAME, WITH EXHIBITS THERETO AND OTHER DOCUMENTS IN CONNECTION THEREWITH, WITH THE SECURITIES AND EXCHANGE COMMISSION, HEREBY RATIFYING AND CONFIRMING ALL THAT SAID ATTORNEY-IN-FACT, OR HIS SUBSTITUTES, MAY DO OR CAUSE TO BE DONE BY VIRTUE HEREOF.

    PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.


        Signature                         Title                      Date
---------------------------  --------------------------------   ----------------

/s/ Alan H. Hunt             President and Chief Executive       October 3, 1997
---------------------------  Officer (Principal Executive
Alan H. Hunt                 Officer) and Director

/s/ David A. Farley          Chief Financial Officer             October 3, 1997
---------------------------  (Principal Financial and
David A. Farley              Accounting Officer) and Director

/s/ John J. Moores           Director                            October 3, 1997
---------------------------
John J. Moores

/s/ Christopher A. Cole      Director                            October 3, 1997
---------------------------
Christopher A. Cole

                             Director                            October 3, 1997
---------------------------
Richard A. Hosley II

/s/ Charles E. Noell III     Director                            October 3, 1997
---------------------------
Charles E. Noell III


/s/ Norris van den Berg      Director                            October 3, 1997
---------------------------
Norris van den Berg

INDEPENDENT AUDITORS' CONSENT

As independent public accountants, we hereby consent to the incorporation by reference in this registration statement of our reports dated April 21, 1997, included or incorporated by reference in Peregrine Systems, Inc. Form 10-K for the year ended March 31, 1997 and to all references to our Firm included in this registration statement.

San Diego, California
October 3, 1997



                                       Arthur Anderson LLP
                                       /S/ ARTHUR ANDERSON LLP

                               INDEX TO EXHIBITS



    Exhibit                                                       Sequentially
    Number                        Description                     Numbered Page
--------------  ------------------------------------------------  -------------
     5.1 Opinion of counsel as to legality of securities being registered.
    10.1* Nonqualified Stock Option Plan, as amended, and forms of Stock Option Agreement and Buy-Sell
                Agreement.
    10.2* 1991 Nonqualified Stock Option Plan, as amended, and forms of Stock Option Agreement and Stock
                Buy-Sell Agreement.
    10.3***     1994 Stock Option Plan, as amended through
                February 6, 1997, including 1995 Stock Option
                Plan for French Employees.

    10.4***     Form of Stock Option Agreement under 1994 Stock
                Option Plan, as amended through February 6, 1997.
    10.5***     1997 Employee Stock Purchase Plan and form of
                participation agreement thereunder.
    10.6***     1997 Director Option Plan.
    10.13*      XVT Stock Option Agreement, dated January 18,
                1995, between the Registrant and William Holsten,
                as amended on October 3, 1996.
    10.14*      XVT Stock Option Agreement, dated November 1,
                1995, between the Registrant and Christopher
                Cole, as amended on October 3, 1996.
    10.15**     Restricted Stock Agreement, dated November 1,
                1995 between the Registrant and Alan Hunt.
    10.16**     Restricted Stock Agreement, dated November 1,
                1995 between the Registrant and David Farley.
    10.24       United Software, Inc. 1997 Stock Plan.
    10.25       Form of Stock Option Agreement Under United
                Software, Inc., 1997 Stock Plan.
    10.26       Form of United Software, Inc., Restricted Stock
                Purchase Agreement.
    23.1        Consent of counsel (contained in Exhibit 5.1).
    23.2        Independent Auditors' Consent (see page II-5).
    24.1        Power of Attorney (see page II-4).
---------------------
* Incorporated by reference to the exhibit bearing the same number filed with the Registrant's Registration Statement on Form S-1, as amended
    (No. 333-21483), which the Commission declared effective on April 8, 1997. ** Incorporated by reference to the exhibit bearing the same number filed with the Registrant's Registration Statement on Form S-1, as amended
    (No. 333-21483), which the Commission declared effective on April 8, 1997. The Registrant has received confidential treatment with respect to certain portions of this exhibit. Such portions have been omitted from this exhibit and have been filed separately with the Commission.
*** Incorporated by reference to the exhibit bearing the same number filed with the Registrant's Annual Report on Form 10-K for the fiscal year ending March 31, 1997.